Filed By Merix Corporation
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Registration Statement No. 333-163040

Subject Company: Merix Corporation
Commission File No. 001-33752

Merix Corporation Analyst Conference Call (Amended to Include Q&A Session)
Q2 FY2010 Financial Results
January 4, 2010, 2:00 PM PT
I.	Welcome (Operator):

Good afternoon everyone, and welcome to Merix Corporation’s second quarter 2009 earnings conference call.  Today’s call is being recorded.

Comments made during the course of this call that state the company’s or management’s intentions, goals, beliefs, plans, projections, expectations or predictions are forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995.  Many factors could cause actual results to differ materially from the forward-looking statements, including the factors discussed in the press release announcing our results, the Company’s annual report on Form 10-K for the year ended May 30, 2009, Form 10-Q for the quarter ended August 29, 2009 and Amended Form S-4 filed December 29, 2009 that are on file with the SEC, and those discussed from time to time in the Company’s other SEC filings.
I will now turn the call over to Mr. Michael Burger, President and Chief Executive Officer of Merix Corporation.  Please go ahead, sir.

Introduction and Opening (Mike Burger):

In October 2008, we announced the completion of the integration and technology expansion, initiated in July 2007.  About this time both Merix and the rest of the world began experiencing the global economic slow-down that sharply reduced our customer’s demand.  This situation caused us to further reduce our cost structure in order for us to weather the storm, not knowing how long the downturn would last.  The core values that we maintained throughout these cost reduction actions were our continuous commitment to technology, the protection of our capacity and the need maintain strong customer relationships.  While we’ve taken significant cost out of our infrastructure, we’ve also continued to make continuous improvements in both North America and Asia factory metrics resulting in record quality and on-time delivery performance.   As our markets rebound, we have been able to capitalize on the opportunity and begin to demonstrate, through our financial results, the operational improvements that to date we’ve only been able to talk about.  Today I am pleased to report our fiscal 2010 second quarter financial results that included strong sequential revenue growth, the best bottom line performance in nearly three years, and meaningful growth in our targeted markets.

As reported, second quarter revenues grew 23% from the first quarter of fiscal 2010 to $71.3 million.  In addition, we reported a GAAP net profit of $500 thousand, which is our first profitable quarter since February 2007.  Our second quarter results did include a few one time items that Kelly will provide details on later in the call.

The second quarter revenue increase was enabled by marked progress in both North America and Asia with growth of 24% and 22%, respectively.  We believe this growth is primarily a result of a relatively broad based improvement in our market.  We have leveraged the actions of our sales organization to address new customers and the improvements in our operational capabilities.  These combined activities resulted in growth in all of our targeted markets and a broader more diverse customer mix when compared to our history.  Sales to our top 5 customers have been reduced to nearly 30% of total revenue; while historically this number has been closer to 40%.  Further, our recent results reflect the fact that we no longer have one customer whose sales represent 10 percent or more of our total revenue, hence our reliance on traditionally larger customers is reduced.   Finally, our second quarter orders outpaced shipments leading to above parity book to bills in North America and Asia of 1.11 and 1.12, respectively.

Revenues in the defense and aerospace segment grew 25% from the first fiscal quarter of this year; the highest level in our history.  This key North American business segment now represents nearly 30% of North America’s revenue base and nearly 13% of global revenue.  Growth in this strategic segment was enabled by the relentless execution of our engineering, operations and sales organizations.  In the last year we received 31032 military certifications for both our North American factories and last month announced the receipt of a top aerospace certification known as AS9100 in Oregon.

In the computing and peripherals end market, we reported 53% sequential quarter growth.  A significant piece of this new business came from several customers in Asia where we initially performed the quick turn prototype builds in either North America or Asia and have now won the production volumes in our Asian factories.  Some of you know that our quick turn capabilities in Asia are relatively new and were developed at the same time we were taking cost out of our business.  Today, we find that our customer base is beginning to see the benefits of this somewhat unique capability along with our ability to seamlessly transfer work from our North American factories to Asia.

I’m extremely pleased not only with the efforts of our sales organization in identifying these new opportunities, but also in our operational execution.  Any sales effort in our industry is a collaborative cross functional effort, and our entire team is now hitting on all cylinders.

Last quarter, I mentioned we had begun transitioning the Company’s focus from simply weathering the storm to profitable growth.  I believe this focus was a primary factor in our $5.5 million sequential bottom line improvement that I mentioned earlier.  Further, gross margins improved by over 6.5 percentage points when compared to the first quarter to nearly 13% of revenue.  While 13% is short of our success model, this improvement does demonstrate the gearing within our business that can be achieved with revenue growth and a relentless focus on costs. Said another way, revenues grew $13.5 million when compared to the first quarter and nearly 40% of this increase dropped straight to the bottom line.  We’re pleased with this overall profit flow through and believe it’s a result of the improvements we’ve made in our underlying business that have been buried from public view by the extremely soft demand environment.  As a management team, we’re excited that our efforts over the last couple of years are now becoming readily apparent in our financial results.

I’ll now pass the call over to Kelly who will provide additional details on our second quarter financial performance.

II.	Earnings Overview (Kelly Lang):

Thanks Mike and good afternoon everyone.

As Mike mentioned second quarter revenue of $71.3 million represents a 23% growth over the first quarter.  As you’ll recall from our discussion last quarter, we began to see initial demand improvements in the June time frame.  These initial improvements have extended throughout the second quarter in both North America and Asia resulting in a positive second quarter book to bill of 1.12 and backlog that increased by $8.3 million or 26% to $39.8 million.  Although difficult to predict with certainty, we are becoming more confident that this new demand level is sustainable into the foreseeable future.  Unlike Merix’ past where much of the Company’s growth was solely tied to a few customers or segments, the recent revenue growth we’ve experienced is much more diverse.

Quick turn revenues grew nearly 20 percent from the first quarter to $10.4 million, our highest level since the May 2008 quarter.  During the second quarter we extended lead times by approximately two weeks in both Asia and North America and are now in the 6 to 8 week range, except in our automotive factory where lead times average around 10 weeks, which we believe are competitive.  Despite this lead time increase, we have not yet seen much growth in our premium services business, which can be highly profitable and tends to grow when industry capacity tightens.  We believe the lack of growth in this area is an indicator that industry capacity remains available and other competitors may not be rebounding as quickly as Merix.  That said, our utilization rates, based upon our equipment sets, in North America and Asia approximate 75% and 85%, respectively.

Second quarter average panel pricing when compared to the first quarter increased in both North American and Asia by roughly 3 percentage points.  We believe most of the increase in average pricing is due primarily to the mix of business being produced and is not attributable to a change in the pricing environment.  The pricing environment remains competitive, but rational overall.

As noted earlier, consolidated gross margins doubled in the quarter to nearly 13 percent and reflect the improvements we have seen in the demand environment, modestly higher average pricing, improved cost structure as well as further improvements in our factory metrics where our execution remains excellent.  Further, we also realized approximately 1 percentage point of one time benefit primarily associated with fluctuations in overhead expenses being absorbed into inventory.

Reviewing each region, we saw North America gross margins grow over 13 percentage points from the first quarter to above 10 percent and Asia’s margins grew 1.3 percentage points to nearly 15 percent during the same time period.

Excluding one time costs, operating expenses remained controlled and unchanged from Q1.

In Mike’s opening remarks he mentioned our second quarter results included certain unusual items.  They are comprised of the following three items:
•	First, legal and consulting costs for the pending securities litigation and Viasystems merger totaled $1.6 million.
•	Secondly, our tax provision benefited by $1.8 million due to a US AMT tax refund as well as a reversal of a valuation allowance on certain China based tax assets that are believed to be realizable.
•
Third, a $1.5 million reversal of an older accrual associated with a customs exposure that is no longer believed to be a liability.  This amount is reported in other income and expense, below operating income.

I should note that the gross benefits from the customs and valuation allowance accruals were reduced by approximately $300 thousand to reflect our minority partner’s interest in these benefits.  The net profit improvement from these items, excluding any tax impacts, was $1.5 million.

In reviewing the balance sheet, our cash balance at the end of November totaled $10.5 million and our outstanding debt declined from August by $5 million to $78 million.  While we consumed over $8.0 million in cash related to working capital expansion due to our 23 percent sequential quarterly revenue growth, we continued to make excellent progress on the cash conversion metrics themselves.  Count back DSO, improved another three days to 62 days, inventory turns were nearly 15 and DPO increased three days to 61.    Liquidity, which we define as cash on hand plus amounts available to be borrowed under our two bank credit facilities, grew modestly to approximately $60 million.

Earlier today, we announced that we have signed a binding agreement to sell our previously vacated Hong Kong property for approximately $11.1 million.  The sale is subject to the lessor’s approval and the buyer completing its financing.  Upon closing we anticipate receiving approximately $9.5 million and the transaction should close in the spring of 2010, which will further enhance our liquidity position.

On October 6, 2009 Merix announced that it had agreed to merge with Viasystems.  The completion of the merger is contingent on a few factors including Viasystems filing of an S4 to register its equity with the SEC and Merix receiving a favorable shareholder vote.  Following a normal SEC review process, on December 31st the S4 outlining the merger became effective; putting the first contingency behind us. Merix will now mail its proxy and hold a special shareholder’s meeting on February 8, 2010.  As you know the S4 includes both historic and projected financial results for both Merix and Viasystems.  The second quarter financial results we announced today modestly exceeded the revenue and profitability expectations we had set forth in the S4.  We remain confident in Merix’ ability to achieve the 2010 financial statement projections included in the S4.

III.	Conclusion (Mike Burger):

Thanks Kelly.

As you can tell by our comments, we are very pleased with the improvements reported in our second quarter results and are optimistic about the future.  We have experienced significant quarterly revenue growth and the profit flow through on that revenue increase has been excellent.  Looking ahead, the global economy appears to be improving and demand for our products and services is good and growing.  That said, our third quarter, which runs from December through February, will be impacted by the Christmas and New Year holidays as well as the Chinese New Year.  Therefore, we anticipate our third quarter revenue will increase modestly when compared to the second quarter.   December bookings have been strong, which makes us optimistic about the overall demand environment and the penetration we are making in target markets.

Merix has undergone a tremendous amount of change over the last two and a half years that has culminated in the significantly improved financial performance we’ve reported.  Today, our business model is meaningfully improved from what it was a couple of years ago, which when combined with Viasystems should be even more competitive. The combined companies have the potential to generate significant value for all stakeholders involved.

Since the merger with Viasystems was announced, there have been two other mergers announced within our industry that I believe further validates the Merix-Viasystems combination.  The combined company’s scale, footprint, focus on operational excellence and a diverse customer base provide an excellent foundation to grow and deliver outstanding returns to all stakeholders.

In closing, I would like to thank the 3,000 Merix employees who have driven significant change over these last two and half years.  Their efforts have built, through the successful integration of North America and Asia, a competitive business model while at the same time successfully weathering one of the worst economic storms in recent memory.  I am very proud of what has been accomplished. We are all very excited about the opportunities that lie ahead for Merix’ customers, employees and shareholders.

I would now like to open the call up to any questions you may have.
*********
Operator
(Operator Instructions) Your first question comes from Matthew Sheerin – Thomas Weisel Partners.

Matthew Sheerin – Thomas Weisel Partners
Just first question regarding the gross margin and obviously the very strong drop through that you had in North America, would we expect that to slowdown given that you’re coming off of a lower base so that incremental drop through which I think was 60% or so would not be as strong on incremental revenue going forward? And, can you give us an idea of what that might be? Then also, why the drop through in Asia was [inaudible] I’m guessing because you’ve done restructuring and you’ve had significant gross margin expansion there already?

Kelly E. Lang
I’ll answer the second part of your question first, I think in Asia the reason that the flow through wasn’t quite as strong as we saw in North America is your first comment, we already started to see some of the benefits in our first quarter. But, I think larger was that we actually reinstated some pay changes that were affected last year earlier in Asia which affected us. Also, in order to reduce some of the turnover that we have in our labor base over there we also increased compensation. Today our turnover, etc. is actually probably as low as I’ve seen it the last three years I’ve been with this company so that was one of the bigger drivers in Asia why you didn’t see the flow through.
We anticipate that revenue growth in Asia would actually have improved flow through in the coming quarters ahead. In North America I think you probably see a similar improvement that we see and flow through. It all depends of course on the mix and if for example we have a mix of high TMS type products which tend to be a high ASP but also have a higher cost, you may not see on a percentage basis the same kind of flow through but you will see the dollars flow through on that.

But I think also again, looking forward I think that we feel real good just about the overall cost structure and the changes we have going on. We certainly have this year accruals for management, bonuses, etc. that are built in there that are effecting the amount of flow through but again, as you can see from the second quarter results even with those, we had accrued a few on there, we’re still seeing a pretty nice trend evolve.
But again, it’s really going to depend on overall mix of the business. By the way, I added that there were also a couple kind of miscellaneous one time good things that happened in the quarter that were equal to about a point of margin. Principally that was mostly in North America that helped us out there but those things aside, I think again we feel pretty optimistic about the model that we’ve built and again, we should get a lot more leverage out of this business as revenues grow and kind of get back to where we saw a year or so ago.

Matthew Sheerin – Thomas Weisel Partners
In that last comment regarding that extra point of gross margin in North America, does that go away next quarter?

Kelly E. Lang
Yes, that one point of benefit if you will essentially that would go away because it was one time. Essentially, as our inventory levels grew just modestly in North America we absorbed some costs that you wouldn’t otherwise get so I’d say about a point of the overall consolidated margin would go away if all things were equal.

Matthew Sheerin – Thomas Weisel Partners
Then on the comment on pricing, it sounds like that’s getting better. How much of that is due to mix versus just better pricing environment because demand is picking up?

Michael D. Burger
I don’t think the overall environment has changed the pricing dramatically. I think our improvement has been primarily driven by mix. We haven’t seen pricing substantially improve on an ASP to ASP perspective but we do feel like the mix is actually in our favor as we go forward. I think we’ve actually mentioned in the script that we haven’t seen the premium revenue dollars. We categorize our revenue in to full lead time, premium and quick turn, premium is typically that business which is not quick turn, in other words it’s greater than 10 days but within lead time and we have not seen a larger growth in the premium revenue to date.
Historically we have as the market tightens so as we mentioned in the script we actually believe that there’s still a lot of capacity out there and so this growth that we’re seeing either is because we’re penetrating either new markets or new customers or the capacity continues to come online from our competitors.

Kelly E. Lang
I think Matt just to add on that typically our premium business if you look historically when the markets have been I’ll call it more towards the top of the cycle, we’d see somewhere between $10 to $11 million in premium services per quarter. This quarter and actually the last few quarters they’ve been roughly in the kind of $2 to $3 million range. So, that gives you a sense again, where typically Merix would have its most profitable quarters is when we saw really a rich premium business. Again today, we certainly are not experiencing that because of the factors that Mike just mentioned.

Matthew Sheerin – Thomas Weisel Partners
Then just lastly, just regarding the Viasystems merger to the extent that you can discuss conversations you’ve had with customers, it’s been a few months now and obviously customers know what’s happening. What kind of reception have you had from your customers and then the Viasystems customers in regard to the capabilities that you can bring to them?

Michael D. Burger
I don’t think we can comment on the Viasystems customers. Our customers I think in general see what the opportunity brings. Obviously having quick turn in North America and much larger scale in Asia is helpful. Viasystems has capabilities in Asia frankly, that we do not have to date, primarily HDI and that capability. We have plans for it but frankly, this merger actually accelerates that so I think in general our customer base has been supportive and I think everyone frankly, based on all the announcements that are happening in this industry is kind of in a wait and see mode. I think the sooner we get this thing done the better off it will be for everyone.

Operator
Your next question comes from Brian J. White – Ticonderoga Securities.

Brian J. White – Ticonderoga Securities
Just a quick question on the auto market, you had a nice uptick and it sounds like that market continues to turn the corner and there’s been a lot of discussion about potential component shortages. I’m just curious how you’re thinking about the February quarter for auto?

Thomas R. Ingham
We’re still seeing a great deal of strength from a bookings standpoint to point positively towards a February quarter. You are correct as far as inventory shortages, part shortages, I don’t know if it’s at much part shortages as it is they really drained the swamp in terms of inventory all the way to the car lot level and you’ve certainly seen probably a more decided lack of visibility from our customers about what they need but we haven’t seen any kind of a slack off in the fact that they need a lot of it and need it quite quickly. So, going in to the Christmas holiday we were still seeing extremely strong bookings in the automotive.

Kelly E. Lang
I think too Brian just to add, last quarter when we did our October call we were experiencing some nice bookings in the automotive area and we actually anticipated frankly, kind of a fall off in some of the demand which I’d say we saw a little bit of a fall off maybe in the mid November kind of time frame and then as Tom indicated, in the month of December we actually saw it kick up again so we’re still I’d say not at the revenue or booking levels that we were say two years ago but we’re close to it we feel like.

Michael D. Burger
I think another note is as a percent of our overall revenue even with a $3 million increase automotive has not grown as a share quarter-on-quarter of our total revenue which I think again, points to the mix of business we keep referring to is probably the healthiest we’ve seen the last couple of years.

Brian J. White – Ticonderoga Securities
Just on the communications and networking, an important area, again you had a great quarter there but that typically does see a kind of seasonal decline in February. Are you seeing that or are you seeing something different?

Kelly E. Lang
No, actually we’re going to have a pretty significant customer ramp in the quarter so we’ll continue to see that as a strong market in February as well.

Michael D. Burger
I think it’s also interesting in a networking market, as you probably know we relied on one or two customers for a long time, I hate to give Tom too much credit for this but I think his team has done a really nice job of diversifying that mix of customers that we have there. As we indicated in our script too we no longer kind of have a 10% customer there so it’s been a little more diversity than we use to have and I think that also kind of helps us and bodes well as the market kind of evolves.

Brian J. White – Ticonderoga Securities
I just want to be clear, so February quarter you’re saying sales in general will go up a little bit?

Michael D. Burger
That’s right.

Operator
Your next question comes from Nick Farwell – The Arbor Group.

Nick Farwell – The Arbor Group
I want to follow up on your comment about the implications of consolidation in the industry. What are the valuations of the Meadville and I think the DDI acquired Coretec, I may have that company wrong, it’s been a while.

Michael D. Burger
You’re right it’s Coretec.

Nick Farwell – The Arbor Group
Could you talk a little bit about the relative valuations that TTM and DDI paid for those two properties and how it relates to the Merix property?

Michael D. Burger
I can’t comment on the valuations because honestly Nick, I apologize I don’t have it in front of me and I didn’t memorize it so I’m probably not in a position to comment on the valuations. I will say though from a strategic perspective and I guess that’s really where we were coming from in our script, we believe that scale is a big part of this business and while TTM is a big player in North America now they’re going to become a much bigger player globally which offers our traditional customer base which is primarily the western world a much bigger choice in terms of product portfolio and scale.

I think the Viasystems Merix merger offers a complimentary structure in scale and technology set. I think that’s important particularly with the top tier customer base, that certainly both Merix and TTM share.

Nick Farwell – The Arbor Group
To follow up on that, is there anything in the S4 that was filed here recently that I guess shareholders will get shortly?

Michael D. Burger
Right, in fact, I think it’s going out today or in the mail tomorrow.

Nick Farwell – The Arbor Group
Is there anything in the current S4 or the updated S4, anything that precludes another offer for Merix assuming you guys didn’t solicit it?

Michael D. Burger
Well obviously we have a breakup fee that’s negotiated and listed in the S4.

Nick Farwell – The Arbor Group
Correct, that wasn’t changed?

Michael D. Burger
That’s not changed, no.

Nick Farwell – The Arbor Group
So if for some reason given the consolidation in the business and given the nature of the environment another suitor showed up, there’s nothing other than the break up fee that precludes them from perhaps bidding for the Merix property?

Michael D. Burger
That is correct.

Nick Farwell – The Arbor Group
Can you comment if there have been any inquiries in any way either to your investment bank or otherwise?

Michael D. Burger
I can’t comment.

Operator
Your next question comes from Shawn Harrison – Longbow Research.

Shawn Harrison – Longbow Research
A couple of points of clarification, maybe I missed it but what was capacity utilization within each region last quarter?

Michael D. Burger
North America was running at about 75% and Asia was at about 85%.

Shawn Harrison – Longbow Research
I’m sorry I meant the August quarter?

Kelly E. Lang
I have the numbers here in front of me, I’m trying to read between the lines bringing the factories together but it’s probably about 50% to 55% North America and in Asia it was probably 65% to 70%.

Michael D. Burger
Yes, that’s right.

Shawn Harrison – Longbow Research
I know you’ve spoken in regards to premium business not really coming back but quick turn came back for you in Asia, have you seen that accelerate in North America as well?

Michael D. Burger
Actually, most of the quick turn happened in North America. Asia is a relatively new business for us and frankly, I think it’s high was around a $100,000 on a monthly basis if I’m not mistaken so in scale between North America and Asia there’s really very little comparison. We were actually talking about the new capability and the fact that we’re seeing some traction. But, all the acceleration that we refer to in terms of quick turn was actually in North America.

Kelly E. Lang
One thing Shawn to maybe add a little bit there is when you look at each day we get an order sheet that basically summarizes our quick turn orders and stuff and historically similar to our kind of overall book of business it was pretty narrow as far as this segment that we tend to participate in. I’d say today it’s a much more broader base particularly in the military and aerospace segment. We tend to have a much broader diversification if you will so again, I think a lot of it has to go to just that segment that we really started to focus on in the last year that’s really helping us grow in that segment. We feel real good about what’s going on there and the pricing frankly has been good.

Shawn Harrison – Longbow Research
It sounds like you’re taking share in the quick turn market, is the quick turn market kind of in North America growing overall as well and you’re just growing significantly faster than that because of penetration of these other end markets?

Thomas R. Ingham
We appear to be, just doing a little bit analysis using the ITC data for North America and just looking at some of the growth rates among our peers, if you take that as a metric, it appears that we did take some share in North America with some of that possibly being on the quick turn side as well. But, I think the quick turn market was reasonably healthy too. Normally, I’d have those numbers broken down by quick turn so I think we took a little share but I think the quick turn market was also pretty healthy.

Michael D. Burger
I think it’s important to note that I think we’ve listened to other competitors on their calls and I think there’s been a lot of talk about pricing and predatory pricing and I have just got to say that we have not seen that at all nor are we participating in that at all. We feel really good, in fact our overall pricing has held up pretty well so we don’t see an environment where our competitors are doing crazy things, we haven’t seen that so I think it’s just important to note.

Shawn Harrison – Longbow Research
Then maybe just a final note on quick turn, is there any way to think of maybe a time line of typically better quick turn demand indicates better volume demand potentially down the road? Is there some type of any metric that I should look at within a quarter, within two quarters, just maybe a time frame of what better quick turn demand would mean for your volume work potentially down the road?

Kelly E. Lang
It’s a little bit difficult because as Mike mentioned and Tom mentioned I think as well, a lot of the quick turn growth that we’re having is in the defense and aerospace market and that’s not going to migrate to our Asia facilities and it doesn’t probably expand in to the larger volumes that you would typically see. Having said that though, if you were to ask me a timeframe which I think you kind of did, it’s about 18 months, 18 to 20 months.

Michael D. Burger
It ends up actually manifesting itself on the development cycle of the end industry so the communication guys go from prototype to volume production quicker than for example the automotive guys and in some cases the military guys so it comes down to kind of the end segment and the development cycles within the segments.

Shawn Harrison – Longbow Research
Then two final follow up questions, maybe a guidance on a tax rate assumption and then second, there’s been a lot within kind of the press lately mainly in Asia based websites of material costs going up in 2010, if you can just kind of discuss what you’re seeing on laminate and maybe other raw materials?

Kelly E. Lang
Just talking about that tax rate I think maybe the way I’d look at the modeling is if you take a look at our income tax expense for the quarter it was a benefit for $1 million. I think if you backed out the AMT and the reversal of the tax asset thing we’d be about $500,000 tax if you will on the total amount of income that we have out there. So again, it’s going to be pretty small overall, it’s really principally all related to the Asia business because North America is almost 100% shielded because of the NOLs we have on our books so it’s going to be pretty modest. I think versus a percent I’d kind of look at total dollars and it would kind of track a little bit with that.

Shawn Harrison – Longbow Research
Then in terms of raw materials?

Michael D. Burger
Raw materials we have seen what we would consider relatively modest request for increases and frankly, it’s a lot less volume than it was 18 months ago. So, we’re seeing anywhere between 1% and 3% increases being requested and we’re negotiating each of those, we just don’t take them flat out.

Operator
Your next question comes from Amitabh Passi – UBS.

Amitabh Passi – UBS
I just had a couple of questions on your end market segments, the first was communication and networking and I know you talked about the strength being pretty much broad based but I was hoping you could provide incremental color in terms of whether it was driven by wire line or wireless and whether China 3G was a factor during the quarter?

Thomas R. Ingham
In the November quarter it was more on the wire line side than the wireless side however in the February quarter that’s going to be more on the wireless side.

Amitabh Passi – UBS
And driven by North America or international?

Thomas R. Ingham
Yes and driven by China 3G build out.

Amitabh Passi – UBS
In February?

Thomas R. Ingham
Yes.

Amitabh Passi – UBS
Then just on your aerospace and defense again, a very strong performance sequentially is this just a function of you continuing to maybe take share in the segment, ramping with new customers or was this just overall broad based trends that you think kind of benefitted everybody that has exposure in this area?

Thomas R. Ingham
It’s definitely new customers in that segment. It’s a real long sales cycle there and we’ve been doing it over years and incrementally been landing more and more customers in that basis and we will continue to see that grow I think in future quarters as well.

Kelly E. Lang
I actually did a little bit of looking at historical metrics and stuff and defense and aerospace for August 2007 for North America was about 8% of revenue and today it is about 30% of revenue in North America. Also interesting is that just a couple of quarters ago we had only two customers that really had $250,000 or more in quarterly revenue, today I think it’s upwards of like eight or nine. So, I think you can see that there is a momentum shift that is starting to occur, we’re getting more customers but it’s also we’re starting to get those larger orders. Again, I think it’s a new aspect that is typical of this segment that we’re dealing with.

Amitabh Passi – UBS
Any sort of preliminary thoughts you have just in terms of the outlook of that segment as you look at the next 12 months? I mean, a lot of concerns they come and go on a daily basis around US defense spending. I’m just curious how you’re looking at this segment and your thoughts over the next 12 to 18 months?

Thomas R. Ingham
I think we’re looking at it very positively over the next 12 months particularly a lot of the dollars get allocated out years ago and then get spent in the future and we feel really good about the programs we’re on. But primarily it’s because we’ve taken share. I mean as I think we’ve mentioned on some of these calls before there aren’t that many tier 1 printed circuit board manufactures in North America to land in this market. We’ve got the technology and we’ve got the volumes that our customers like and that has driven them away I think from one of the other primary providers in North America and has really benefited sales techniques for us I guess I should say.

Kelly E. Lang
We said before on calls too that this is a segment that a lot of these prime contractors frankly have never dealt with Merix because we’ve always been kind of a commercial provider and it’s only been the last year to year and a half that we’ve actually really started to focus on getting the certifications, getting the ES9100 last month in the aerospace, we’re just kind of the new face and I think we feel it really is a market share gain not necessarily growth in the overall market.

Michael D. Burger
I’d just add again, a final comment that the pipeline of new customer qualifications that we’ve had in our facilities that have not yet materialized in to revenue is really the future. We’re extremely excited about kind of the ramp being able to continue regardless of whatever ends up happening kind of in a macroeconomic perspective.

Operator
Your next question comes from Nick Farwell – The Arbor Group.

Nick Farwell – The Arbor Group
Can I just ask a couple of perhaps nuances but I wanted to make sure I understood the adjusted operating income which you reported I think as a loss of $600,000. Yet, if I understood the adjustments you made it added up to roughly an incremental $1.5 million or $1.6 million so therefore it looks like it is about an $800,000 or $900,000 or $700,000 positive if I try to take all of the non-op out.

Kelly E. Lang
I think maybe the easier way to look at it is the very last page of our press release there’s a reconciliation from the GAAP net income to kind of the pro forma excluding the items. But again, the couple of items that are not in operating income are the VAT penalty accrual of $1.5 and then the two tax items then you’ve also got the [inaudible] so if you kind of back that out you’ll get yourself to that number.

Nick Farwell – The Arbor Group
Second of all, you mentioned the incremental margin or perhaps Mike mentioned the incremental margin, I work that out to a little over 40% for the quarter I think what I heard was maybe roughly 1% of that incremental margin came from North America, perhaps you’re putting some of the incremental costs in to inventory. Does it suggest then that the incremental margin perhaps for the third quarter will be less than the second quarter, is that what you’re suggesting?

Kelly E. Lang
I think what I was suggesting is that there was about a point of overall margin, we didn’t specifically assign it to North America or Asia but most is added towards North America if you will, I’ll call it onetime benefits. When you grow inventory you tend to absorb costs in to your inventory and we’re trying to maintain our inventory levels and not let them grow and so even though we are anticipating a modest increase in sales we’ll probably see a little bit of an increase in inventory but not a whole lot. Again, that onetime benefit of about a point of $700,000 of benefit that we don’t anticipate so you’d have to kind of back that off if you were going to try and model Q3. But with all that said, I think if you excluded that I think you’d do a pretty good job of kind of estimating the flow through.

Nick Farwell – The Arbor Group
But if you do have somewhat higher volume and you’re going to get some economies of scale, should that not be offset? I mean you’re not reaching maximum incremental margin at this early of a time in the cycle?

Kelly E. Lang
No, I agree. There certainly is going to be some flow through but I think right now what essentially is happening is you’ve got to look at the mix of business, if you do a lot more automotive you’re going to get less than if you do certain other types of products. So again, as always we give qualitative guidance on this but I think what we’re trying to do is say the mix is still changing because the market is growing and different sectors are growing here and there so we’re just being a little cautious on the overall guidance that we’re giving on kind of overall margins heading forward.

Nick Farwell – The Arbor Group
Did you say in the call, I might have missed it, that the final vote would hopefully close the deal on February the 8th?

Kelly E. Lang
We didn’t say when it would close, it would probably close shortly thereafter but 2/8 is actually the special meeting date. But typically a transaction like this would close shortly thereafter but we have not set an actual close date.

Nick Farwell – The Arbor Group
I did want to ask Tom about CISCO, what is the status of your current relationship, are you bidding on new programs and are you getting orders for new programs?

Thomas R. Ingham
We don’t typically comment on any specific customers on these calls. We’re still engaged with CISCO, I can definitely say that but I don’t want to go in to any more specifics that that.

Operator
Mr. Burger we have no further questions.

Michael D. Burger
Thank you everyone for attending. We appreciate it and we wish everyone a happy New Year.

Operator
Ladies and gentlemen that does conclude our conference for today. Thank you for your participation and for using AT&T Executive Teleconference. You may now disconnect.

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Important Merger Information and Additional Information

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Viasystems and Merix will file relevant materials with the Securities and  Exchange Commission (the “SEC”).  Viasystems has filed, and the SEC has declared effective, a Registration Statement on Form S-4 that includes a proxy statement of Merix and which also constitutes a prospectus of Viasystems.  Merix will mail the proxy statement/prospectus to its shareholders.  Investors are urged to read the definitive proxy statement/prospectus regarding the proposed transaction because it contains important information. The definitive proxy statement/prospectus and other documents that have or will be filed by Viasystems and Merix with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Merix Corporation, 15725 SW Greystone Court, Suite 200, Beaverton Oregon 97006, Attention: Investor Relations or by directing a request when such a filing is made to Viasystems Group, Inc., 101 South Hanley Road, Suite 400, St. Louis, Missouri 63105, Attention: Investor Relations.

Participants in Solicitation

Viasystems, Merix, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Merix is set forth in Merix’s definitive proxy statement, which was filed with the SEC on August 26, 2009.  Information about the directors and executive officers of Viasystems is set forth in the Form 10-K of Viasystems, Inc., which was filed with the SEC on March 30, 2009.  Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement/prospectus Merix filed with the SEC on January 4, 2010.